UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

BECKMAN COULTER, Inc.

(Name of Subject Company)

DJANET ACQUISITION CORP.

a wholly owned subsidiary of

DANAHER CORPORATION

(Names of Filing Persons — Offeror)

Common Stock, Par Value $0.10 Per Share

(Title of Class of Securities)

075811109

(Cusip Number of Class of Securities)

Jonathan P. Graham

Senior Vice President - General Counsel

James F. O’Reilly

Associate General Counsel and Secretary

2099 Pennsylvania Avenue, N.W., 12th Floor

Washington, D.C. 20006-1813

(202) 828-0850

 (Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

Trevor S. Norwitz, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Telephone:  (212) 403-1000

________________________

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable	Not Applicable

☐     Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: None.
Form or Registration No.: Not applicable.
Filing Party: Not applicable.
Date Filed: Not applicable.

☒     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☒     third-party tender offer subject to Rule 14d-1.

☐     issuer tender offer subject to Rule 13e-4.

☐     going-private transaction subject to Rule 13e-3.

☐     amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: 

Item 12.                 Exhibits

Exhibit                                                  Description

99.1                                                                                    Investor Presentation

Important Information.

The planned tender offer referred to herein has not yet commenced. The material contained herein is not an offer to buy or the solicitation of an offer to sell securities. At the time the planned tender offer is commenced, Danaher Corporation (“Danaher”) (or a wholly owned subsidiary of Danaher) will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and Beckman Coulter, Inc. (“Beckman”) will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to Beckman’s stockholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC's website: www.sec.gov.